                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                  MINGHUA GROUP INTERNATIONAL HOLDINGS LIMITED
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                   6911 N 10 3
                                 (CUSIP Number)


                                 Siu Lung Chung
                          Room 708, 7/F, Dannies House
                                  20 Luard Road
                               Wanchai, Hong Kong
                             Tel. 011-86-13828723311
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 6, 2003
         (Date of Event which Requires Filing Statement on Schedule 13D)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

------------------------------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Siu Lung Chung

------------------------------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                      (a) [X]
                                                                                             ---
                                                                                         (b) [_]


------------------------------------------------------------------------------------------------------
3. SEC USE ONLY



------------------------------------------------------------------------------------------------------
4. SOURCE OF FUNDS

   N/A

------------------------------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(e) or 2(f)                                                                [_]


------------------------------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Hong Kong Special Administrative Region of the Peoples Republic of China

------------------------------------------------------------------------------------------------------
       NUMBER OF              7.   SOLE VOTING POWER                   1,000,000
         SHARES
      BENEFICIALLY         ---------------------------------------------------------------------------
        OWNED BY              8. SHARED VOTING POWER                  10,000,000*
          EACH
       REPORTING           ---------------------------------------------------------------------------
      PERSON WITH             9. SOLE DISPOSITIVE POWER                1,000,000

                           ---------------------------------------------------------------------------
                             10. SHARED DISPOSITIVE POWER             10,000,000*

------------------------------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    11,000,000

------------------------------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                                           [_]

------------------------------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   21.16 %

------------------------------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
------------------------------------------------------------------------------------------------------


-----------------

* Consists of 10,000,000 shares of the Common Stock of Minghua Group International Holdings Limited held by Gold Source Investments Limited, an entity controlled by Mr. Chung.

------------------------------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Gold Source Investments Limited

------------------------------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) [X]
                                                                                             ---
                                                                                         (b) [_]
------------------------------------------------------------------------------------------------------
3.  SEC USE ONLY


------------------------------------------------------------------------------------------------------
4. SOURCE OF FUNDS

   N/A

------------------------------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                                                 [_]


------------------------------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   The British Virgin Islands

------------------------------------------------------------------------------------------------------

       NUMBER OF           7.   SOLE VOTING POWER                   0
         SHARES
      BENEFICIALLY         ---------------------------------------------------------------------------
        OWNED BY           8. SHARED VOTING POWER                   10,000,000*
          EACH
       REPORTING
      PERSON WITH          ---------------------------------------------------------------------------
                           9. SOLE DISPOSITIVE POWER                0

                           ---------------------------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER              10,000,000*


------------------------------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,000,000

------------------------------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                                           [_]


------------------------------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.23 %

------------------------------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

         CO
------------------------------------------------------------------------------------------------------

-----------------
* Consists of 10,000,000 shares of the Common Stock of Minghua Group International Holdings Limited held directly by Gold Source Investments Limited, an entity controlled by Mr. Chung.

                                EXPLANATORY NOTE

     On June 6, 2003, the Chairman of Minghua Group International Holdings Limited (Minghua), Chuquan Li, a citizen of the People's Republic of China, transferred 10,000,000 shares (the Shares) of Minghua's common stock to Gold Source Investments Limited, a company incorporated under the laws of the British Virgin Islands (Gold Source) that is controlled by Siu Lung Chung. The transfer of the Shares to Gold Source is an irrevocable gift by Mr. Li to Gold Source. Mr. Li did not receive any consideration or compensation for the gift.

     Prior to the gift, Mr. Chung owned 1,000,000 shares of Minghua common stock. Those shares were acquired in 2001 in a private placement.

ITEM 1.  SECURITY AND ISSUER.

     The name of the issuer is Minghua Group International Holdings Limited, a New York corporation, which has its principal executive offices at 54 Pine Street, 3rd Floor, New York, NY 10005. This statement relates to Minghua's common stock, $0.01 par value per share.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(f). CHUNG SIU LUNG. This Schedule 13D is being filed by Mr. Chung, a citizen of the Hong Kong Special Administrative Region of the People's Republic of China. Mr. Chung's principal occupation is a merchant. The address in which Mr. Chung's occupation is conducted is Room 708, 7/F, Dannies House, 20 Luard Road, Wanchai, Hong Kong. During the last five years, Mr. Chung has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (a)-(f). GOLD SOURCE INVESTMENTS LIMITED. This Schedule 13D is being filed by Gold Source Investments Limited, a company organized under the laws of the British Virgin Islands. Gold Source is a personal holding company that holds investments on behalf of Mr. Chung. The address in which Gold Source's operations are conducted is Room 708, 7/F, Dannies House, 20 Luard Road, Wanchai, Hong Kong]. During the last five years, Gold Source has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This Item is not applicable as the securities were acquired by Mr. Chung indirectly through Gold Source as the result of an irrevocable gift from Mr. Li, the Chairman of Minghua, to Mr. Chung. See the explanatory note above.

ITEM 4.  PURPOSE OF TRANSACTION.

     Mr. Chung holds his shares indirectly through Gold Source solely for investment. There is no intention other than to hold the shares for investment and/or sell the shares, as permitted by law.

(a)-(j) None.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Chung is the beneficial owner of 11,000,000 shares of Minghua's common stock, representing 21.16% of the outstanding shares of Minghua common stock. Mr. Chung owns 1,000,000 of these shares directly in his own name and he owns the remaining 10,000,000 shares indirectly through Gold Source, a holding company that is wholly-owned by Mr. Chung. Gold Source is the direct and beneficial owner of 10,000,000 shares of Minghua common stock, representing 19.23% of the outstanding shares of Minghua common stock.

(b) Mr. Chung and Gold Source share the power to vote and dispose of the 10,000,000 shares. Mr. Chung has sole voting and dispositive power with respect to 1,000,000 shares.

(c)  None.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Joint Filing Agreement, dated as of June 6, 2003, between Gold Source Investments Limited and Chung, Siu Lung.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 2003



                                          /s/ Siu Lung Chung
                                              ---------------------------------
                                              SIU LUNG CHUNG


                                          GOLD SOURCE INVESTMENTS LIMITED


                                          By:      /s/ Siu Lung Chung
                                                      -------------------------
                                                      Name:  Siu Lung Chung
                                                      Title: President





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